Location Map


Fort St. John
Dawson Creek
Terrace
Prince Rupert
Williams Lake
Revelstoke
Armstrong
Nelson
Cranbrook
Fernie
Penticton
Greenwood
Grand Forks
Courtenay
Nanaimo
Surrey
White Rock
Duncan
Colwood
Victoria

Map Center: 125°13' W, 54°26' N